SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

Computer Vision Systems Laboratories, Corp.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

205550205

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 310,086,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 310,086,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,836,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 65.0% (3)

(14)	Type of Reporting Person PN

(1) Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of March 28, 2013, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 310,836,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 310,836,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,836,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 65.0% (3)

(14)	Type of Reporting Person CO

(1) Except for 750,000 shares that are held directly by John Rochon Management, Inc., Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of March 28, 2013, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 310,836,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 310,836,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,836,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 65.0% (3)

(14)	Type of Reporting Person IN

(1) Except for 750,000 shares that are owned directly by John Rochon Management, Inc., Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, such shares.

(2) Of the reported shares, 750,000 of such shares are owned directly by John Rochon Management, Inc., 3,000,000 of such shares are owned directly by Kelly L. Kittrell and 3,000,000 of such shares are owned directly by Russell Mack, all of whom, together with Rochon Capital Partners, Ltd. and John P. Rochon, may be deemed members of the group described in this statement.  In addition, as described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below), subject to certain conditions and a required notice.

(3) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of March 28, 2013, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kelly L. Kittrell

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,836,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 65.0% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons (as defined below) and Russell Mack to complete all of the Transactions (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of the 310,086,034 shares of Common Stock (as defined below) that are directly owned by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are owned directly by Russell Mack.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of March 28, 2013, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Russell Mack

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,836,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 65.0% (2)

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons and Kelly L. Kittrell to complete all of the Transactions (as defined below), Russell Mack may be deemed to have beneficial ownership of the 310,086,034 shares of Common Stock (as defined below) that are owned directly by Rochon Capital Partners, Ltd., the 750,000 shares of Common Stock that are owned by John Rochon Management, Inc. and the 3,000,000 shares of Common Stock that are directly owned by Kelly L. Kittrell.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing (as defined below), Russell Mack may be deemed to have beneficial ownership of those additional shares of Common Stock upon any Second Tranche Closing.

(2) Percentage calculated based on 487,712,326 shares of Common Stock outstanding as of March 28, 2013, as reported in the Issuer’s (as defined below) Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Amendment No. 4 Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2013 (the “Existing Schedule 13D”) by Rochon Capital Partners, Ltd., a Texas limited partnership (“Rochon Capital”), John Rochon Management, Inc., a Texas corporation (“Rochon Management”), John P. Rochon (“Rochon” and, together with Rochon Capital and Rochon Management, the “Rochon Reporting Persons”), Kelly L. Kittrell (“Kittrell”) and Russell Mack (“Mack” and, together with the Rochon Reporting Persons and Kittrell, the “Reporting Persons”), which amended and restated Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on January 10, 2013, which amended and restated Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on December 14, 2012, which amended and restated Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on October 9, 2012, which amended and restated the original Schedule 13D filed by the Rochon Reporting Persons with the Commission on October 9, 2012.

This Amendment is being filed by the Reporting Persons with the Commission to report Rochon Capital’s private transfer of 25,000,000 shares of Common Stock to John Rochon Jr. on April 9, 2013 in exchange for the delivery by him to Rochon Capital of a promissory note in the original principal amount of $250,000.

Item 1.	Security and Issuer.

Item 1 of the Existing Schedule 13D is amended and restated in its entirety as follows:

This statement relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of Computer Vision Systems Laboratories, Corp., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

Item 2.	Identity and Background.

Sub-item (a) of Item 2 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)                           This statement is filed on behalf of each of Rochon Capital Partners, Ltd., a Texas limited partnership (“Rochon Capital”), John Rochon Management, Inc., a Texas corporation and the sole general partner of Rochon Capital (“Rochon Management”), and John P. Rochon, individually (“Rochon” and, together with Rochon Capital and Rochon Management, the “Rochon Reporting Persons”), Kelly L. Kittrell (“Kittrell”) and Russell Mack (“Mack”).  The Rochon Reporting Persons, Kittrell and Mack are referred to in this statement collectively as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is amended as follows:

The following paragraph is hereby added immediately following the fourth full paragraph of Item 3 of the Existing Schedule 13D:

On April 9, 2013, Rochon Capital privately transferred (the “Rochon Jr. Transfer”) 25,000,000 shares of Common Stock acquired by it at the First Tranche Closing to John Rochon Jr. (“Rochon Jr.”), in exchange for the delivery by Rochon Jr. to Rochon Capital of a full-recourse, $250,000 unsecured promissory note (the “Rochon Jr. Transfer Note”).  Rochon Jr. is the son of Rochon and a director of the Issuer.  The Rochon Jr. Transfer was made pursuant to a stock purchase agreement, dated April 9, 2013, between Rochon Jr. and Rochon Capital, which contains typical private-placement-type investment representations and covenants.  That agreement also contains a covenant by Rochon Capital to cause Rochon Jr. to be made a party to the Registration Rights Agreement, dated September 25, 2012, between the Issuer and Rochon Capital.  The Rochon Jr. Transfer Note bears interest at an annual rate of 2.3%, and all principal and accrued interest thereon is due and payable on April 9, 2023.

The fifth full paragraph of Item 3 of the Existing Schedule 13D (identified by not taking into consideration the amendment above) is hereby amended and restated in its entirety as follows:

As part of the Transactions, under the Share Exchange Agreement, as amended by an Amendment to Share Exchange Agreement to Defer Second Tranche Closing Indefinitely, dated April 10, 2013 (the “SEA Amendment”), Rochon Capital purchased and has the right to receive at the Second Tranche Closing (as defined below) an additional 504,813,514 shares of Common Stock (the “Second Tranche Shares”), subject to Rochon Capital notifying the Issuer of the date and time of such closing (the “Second Tranche Closing Notice”); provided, however, that Rochon Capital may not deliver such notice before the twentieth business day following (i) the date on which the Issuer files a definitive Schedule 14C (the “Definitive 14C Filing Date”) regarding approval by the majority of the holders of Common Stock of an amendment to the Issuer’s Articles of Incorporation to increase the number of authorized shares of Common Stock from 490,000,000 to 5,000,000,000 shares and change the Issuer’s name (the “Charter Amendment”) and (ii) the date the Financial Industry Regulatory Authority approves the Charter Amendment.  On April 10, 2013, Rochon Capital executed a written consent authorizing the Issuer to file the Charter Amendment, and on April 12, 2013, the Issuer filed a preliminary Schedule 14C with the Commission with respect to the Charter Amendment.  Nevertheless, each of Rochon Capital and the Issuer has determined that, at the present time, it is not in the best interest of the Issuer to consummate the Second Tranche Closing, and Rochon Capital has announced its intention to defer receipt of the Second Tranche Shares indefinitely. As of the Second Tranche Closing, which will occur, if at all, after the effectiveness of the Charter Amendment, Rochon Capital will have the right to receive the Second Tranche Shares, which would result in its direct ownership of 82.1% of the outstanding Common Stock.

Each of the sixth, seventh and eighth full paragraphs of Item 3 of the Existing Schedule 13D (identified by not taking into consideration the amendments above), respectively, is hereby amended and restated in its entirety as follows:

The Share Exchange Agreement, as amended by the SEA Amendment, provides that until the first to occur of (i) the first anniversary of the Definitive 14C Filing Date (the “First Anniversary ) or (ii) the first date (the

“Revenue Date”) that the Issuer has acquired a Target (as defined below) with trailing 12-month revenues of at least $25,000,000, except for the issuance of the Second Tranche Shares to Rochon Capital, the Issuer will not issue any shares of Common Stock (A) to Rochon Capital or its affiliates, except under certain permitted circumstances, or (B) to any one or more persons or entities except in exchange for the assets or equity of another entity (a “Target”) that is a Permitted Entity (as defined below).  A “Permitted Entity” is an entity that is not an affiliate of Rochon Capital and that either has assets (as reflected on an audited balance sheet of such entity) of at least $1,000,000 or trailing 12-month revenues of at least $2,000,000.

The Share Exchange Agreement, as amended by the SEA Amendment, provides that, notwithstanding the provisions summarized in the immediately preceding paragraph, until the first to occur of (i) the First Anniversary or (ii) the Revenue Date, except for the issuance of the Second Tranche Shares to Rochon Capital, the Issuer will not issue any shares of Common Stock to Rochon Capital or its affiliates; provided, however, (A) the Issuer may, before the First Anniversary, issue to Rochon Capital or its affiliates shares of Common Stock for other than cash in an amount not to exceed ten percent of the shares of the Common Stock issued pursuant to all acquisitions described in the provisions summarized in the immediately preceding paragraph and (B) the Common Stock may be issued as part of a stock dividend.

The Share Exchange Agreement, as amended by the SEA Amendment, provides that, until the First Anniversary, the Issuer will not implement a reverse stock split (“Reverse Split”); provided, however, the Issuer may implement a Reverse Split before the First Anniversary if the Reverse Split is approved in connection with or following the acquisition by the Issuer of the assets or equity of a Target for shares of the Common Stock such Target is a Permitted Entity that has trailing 12-month revenues of at least $15,000,000.  In such event, the ratio of the Reverse Split shall not exceed a reduction of more than one share for every ten shares held.

Item 4.	Purpose of Transaction.

Item 4 of the Existing Schedule 13D is amended and restated in its entirety as follows:

Except as described in Item 3 and Item 5 of this statement, and as described below in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate.  In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.

Item 5.	Interest in Securities of the Issuer.

Each of sub-items (a) and (b) of Item 5 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)                           There were 487,712,326 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 29, 2013.  As reported previously by the Issuer, there were 487,712,326 shares of Common Stock outstanding as of and immediately following the First Tranche Closing.

Rochon Capital directly owns 310,086,034 shares of Common Stock, representing 63.6% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Capital will have direct ownership of a total of 814,899,548 shares of Common Stock, representing 82.1% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Capital may be deemed beneficially to own the 750,000 shares that are owned directly by Rochon Management as a result of the Distribution and the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Capital may be deemed beneficially to own an aggregate 316,836,034 shares of Common Stock, or 65.0% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 821,649,548 shares of Common Stock, representing 82.8% of the Common Stock to be outstanding as of any

Second Tranche Closing.  Rochon Capital disclaims beneficial ownership, however, of any of the shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Rochon Management, Kittrell and Mack.

Rochon Management directly owns 750,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  Rochon Management, as the sole general partner of Rochon Capital, may be deemed beneficially to own 310,086,034 shares of Common Stock, representing 63.6% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Management, individually and as the sole general partner of Rochon Capital, may be deemed beneficially to own a total of 815,649,548 shares of Common Stock, representing 82.2% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon Management may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon Management may be deemed beneficially to own an aggregate 316,836,034 shares of Common Stock, or 65.0% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 821,649,548 shares of Common Stock, representing 82.8% of the Common Stock to be outstanding as of any Second Tranche Closing.  Rochon Management disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed beneficially to own 310,836,034 shares of Common Stock, representing 63.7% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed beneficially to own a total of 815,649,548 shares of Common Stock, representing 82.2% of the Common Stock to be outstanding as of any Second Tranche Closing.  Additionally, if the group described below is deemed to exist, Rochon may be deemed beneficially to own the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are held by, Kittrell and Mack.  As a result, Rochon may be deemed beneficially to own an aggregate 316,836,034 shares of Common Stock, or 65.0% of the current 487,712,326 shares of outstanding Common Stock and, upon any Second Tranche Closing, may be deemed beneficially to own an aggregate 846,649,548 shares of Common Stock, representing 82.8% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are directly held by, Kittrell and Mack.

Each of Kittrell and Mack directly owns 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  Neither Kitrrell nor Mack has any right to receive any additional shares from Rochon Capital at, or as the result of, the Second Tranche Closing.

The Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, so that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Issuer provided for by the Share Exchange Agreement, through any Second Tranche Closing.  Accordingly, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, each of Kittrell and Mack may be deemed beneficially to own an aggregate 316,836,034 shares of Common Stock, representing 65.0% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, each of Kittrell and Mack, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, may be deemed beneficially to own an aggregate 821,649,548 shares of Common Stock, representing 82.8% of the Common Stock to be outstanding as of the Second Tranche Closing.  The 3,000,000 shares of Common Stock owned of record by each of Kittrell and Mack would represent less than 1% of the Common Stock to be outstanding as of the Second Tranche Closing.

Nevertheless, each of Kittrell and Mack disclaims beneficial ownership of all shares of Common Stock now owned, or to be owned as of the Second Tranche Closing, directly by Rochon Capital and Rochon Management.

There is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the voting or any disposition of the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b)                                 Rochon Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 310,086,034 shares of Common Stock, representing 63.6% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon

Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Capital will possess such voting and dispositive power over a total of 814,899,548 shares of Common Stock, representing 82.1% of the Common Stock to be outstanding as of any Second Tranche Closing.

Rochon Management possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 750,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  In addition, as the general partner of Rochon Capital, Rochon Management may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 310,086,034 shares of Common Stock, representing 63.6% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon Management, individually and as the general partner of Rochon Capital, may be deemed to possess such voting and dispositive power over a total of 815,649,548 shares of Common Stock, representing 82.2% of the Common Stock to be outstanding as of any Second Tranche Closing.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 310,836,034 shares of Common Stock, representing 63.7% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Charter Amendment, the delivery of the Second Tranche Closing Notice and the issuance and delivery to Rochon Capital of the additional 504,813,514 shares of Common Stock at any Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed to possess such voting and dispositive power over a total of 815,649,548 shares of Common Stock, representing 82.2% of the Common Stock to be outstanding as of the Second Tranche Closing.

Each of Kittrell and Mack possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.

Although the Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, there is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 3, 4 and 5 of this statement is hereby incorporated by reference.

Rochon Capital originally contemplated surrendering such number of its shares of Common Stock to cause a Convertible Subordinated Unsecured Promissory Note issued by the Issuer to Richmont Capital Partners V LP on December 12, 2012 (the “Note”) to be fully converted into shares of Common Stock.  The Note is convertible into a number of shares of Common Stock equal to the product of $0.33 and the amount of the outstanding balance owed under the Note as of the date of such conversion (the “Conversion”), calculated to include the original principal amount of the Note of $20,000,000 and any accrued interest thereon (whether previously added to the outstanding principal amount as payment-in-kind interest, as permitted by the Note, or otherwise); provided, however, that the Note may not be converted into more than 64,000,000 shares of Common Stock.  The Charter Amendment, if and when it becomes effective, will permit the Issuer to issue additional shares of Common Stock to effect the Conversion in full, without having to effect the Conversion with shares of Common Stock surrendered by Rochon Capital.

Rochon Capital is a party to a lock-up agreement with each of IEG and PIL regarding 5,500,000 of the shares of Common Stock transferred to each of IEG and PIL, as described in Item 3 of this statement.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibits:

Exhibit 8                                               Stock Purchase Agreement, dated April 9, 2013, between John Rochon Jr. and Rochon Capital Partners, Ltd., a Texas limited partnership.

Exhibit 9                                               Unsecured Promissory Note, dated April 9, 2013, in the original principal amount of $250,000, from John Rochon Jr. (as maker) to Rochon Capital Partners, Ltd., a Texas limited partnership (as payee).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2013	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: April 19, 2013	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: April 19, 2013	/s/ John P. Rochon
John P. Rochon

Date: April 19, 2013	/s/ Kelly L. Kittrell
Kelly L. Kittrell

Date: April 19, 2013	/s/ Russell Mack
Russell Mack